GALIANO GOLD PROVIDES MIRADANI NORTH

PHASE 3 DRILLING UPDATE

VANCOUVER, BC, May 20, 2021 /PRNewswire/ - Galiano Gold Inc. ("Galiano" or the "Company") (TSX:GAU) (NYSE American: GAU) is pleased to announce a further update from the exploration program underway at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), with the JV managed and operated by Galiano.

The Miradani North target is located on the Datano Mining Lease, approximately 10 kilometres south of the Asanko Gold Mine's processing plant. Previous drill results were reported in news releases dated April 30, 2019, November 30, 2020, February 1, 2020, and February 25, 2021. To-date, over 17,300m of drilling have been completed in 59 holes over three phases of drilling from Q1 2019 to May 2021. Assays have been received for all drill holes that are expected to be included in the planned maiden Resource estimate for Miradani North, expected in Q3 2021, with highlights from the recent results shown in Table 1.

Table 1: Select intervals from drilling at Miradani North not previously released1

Hole ID	From	To	Interval	Grade	Intercept
	(m)	(m)	(m)	(g/t Au)	(m @ g/t Au)
TTDD21-080	353	393	40	2.8	40m @ 2.8 g/t
TTDD21-077	261.9	282	20.1	4.8	20.1m @4.8 g/t
TTDD21-062	161	215	54	1.7	54m @ 1.7 g/t
TTDD21-076	295.6	318	22.4	3.4	22.4m @ 3.4g/t
TTDD21-060	142	178	36	1.6	36m @ 1.6 g/t
TTDD21-064	197	211	14	4.4	14m @4.1 g/t
TTDD21-064	115	148.9	33.6	1.6	33.9m @ 1.6 g/t

"The latest set of results from Miradani North continue to indicate that a mineralized system is present at depth," said Greg McCunn, Chief Executive Officer. "Our drilling results indicate that mineralization extends to 300m vertical depth and beyond, with a +100 gram-meter shoot plunging steeply to the northeast, remaining open at depth (see Figure 8 below). Mineral Resource drilling of the deposit has been completed, and we are on track to deliver a maiden resource estimate by Q3 2021. Step-out drilling along the +5-km greater Miradani trend is underway with one rig with a second rig expected to be deployed to accelerate this drilling program.”

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About Miradani North - Geological Setting

The Miradani North target is situated along the Fromenda shear zone, a laterally extensive structure recognized from airborne VTEM and magnetic surveys and extensively mapped on the ground. The Fromenda shear zone forms part of the prominent northeast striking Asankrangwa gold belt which hosts all nine of AGM’s gold deposits. Numerous historical geochemical anomalies and artisanal workings are associated with this feature, making it an attractive exploration target.

Mineralization at Miradani North is spatially associated with several narrow, sub-vertical granite bodies that have preferentially intruded along a northeast trending corridor. Mineralization occurs in the granite and in the surrounding deformed sandstone, siltstone and phyllite rock package. Stratigraphy and structure are both steeply dipping to the northwest as they do for most of the Asankrangwa Belt gold deposits. Gold mineralization at Miradani North occurs in quartz veins and in association with silica flooding, pyrite, arsenopyrite, and traces of base metal sulfides, within a broader envelope of quartz- sericite-pyrite and carbonate alteration.

Qualified Person and QA/QC

Greg Collins, MAusIMM CP (Geo) and SEG Fellow, Vice President Exploration of Galiano Gold Inc., is a Qualified Person as defined by Canadian NI 43-101 and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Mr. Collins is responsible for all aspects of the work including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed. Mr. Collins is not independent of Galiano Gold Inc.

Certified Reference Materials and Blanks are inserted by Galiano Gold into the sample stream at the rate of 1:14 samples. Field duplicates are collected at the rate of 1:30 samples. All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish. Intertek Minerals Ltd. does their own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re- analysed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

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Figure 1. Base map showing Miradani North, three stages of drill holes, and more recent results highlighted. Intersected granite is shown in pink and is surrounded by steeply dipping, northeast striking, interlayered sandstone, siltstone, and phyllite. Callout boxes highlight the recent intersections discussed above. Sections are at 40m intervals looking NE and commencing from southwest to northeast.

Figure 2. Section 691771 (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the expected mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. Of note, mineralization in this section attains noteworthy widths and remains open at depth.

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Figure 3. Section 691830 (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the expected mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. Of note, gold grades continue at depth with noteworthy width and are open at depth.

Figure 4. Section 691860 (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the expected mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. This section illustrates a broad, coherent zone within the deposit and open at depth.

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Figure 5. Section 691890. (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the expected mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. Mineralization is open at depth.

Figure 6. Section 691919. (also see Figure 1). Shows drill holes, mineralized intercepts, and a preliminary version of the expected mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development. This section contains some noteworthy intersections and shows that results indicate that grades improve with depth and down plunge.

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Figure 7. Section 691949. (see Figure 1 for location). Shows drill holes, mineralized intercepts, and a preliminary version of the expected mineralized domain based on current assay results as well as perceived controls on gold mineralization such as vein density and sulphide development.

Figure 8. Long section through Miradani North. Illustrates indicated steep northeast plunge to high grade (+100 GM) that is open at depth.

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Table 2. Intercepts for Miradani North drilling1,2

Hole ID	From (m)	To (m)	Interval (m)	Grade (g/t)	Intercept	Year Drilled
TTPC19-001	87	89	2	3.2	2m @ 3.2 g/t	2019 Phase 1
TTPC19-001	128	141	13	2.6	13m @ 2.6 g/t	2019 Phase 1
TTPC19-001	152	154	2	1	2m @ 1.0 g/t	2019 Phase 1
TTPC19-001	162	172	10	1.1	10m @ 1.1 g/t	2019 Phase 1
TTPC19-001	197	206	9	0.7	9m @ 0.7 g/t	2019 Phase 1
TTPC19-002	68	85	17	1.1	17m @ 1.1 g/t	2019 Phase 1
TTPC19-002	91	107	16	1.7	16m @ 1.7 g/t	2019 Phase 1
TTPC19-002	114	116	2	1.8	2m @ 1.8 g/t	2019 Phase 1
TTPC19-002	120	122	2	1.2	2m @ 1.2 g/t	2019 Phase 1
TTPC19-002	149	152	3	25.5	3m @ 25.5 g/t	2019 Phase 1
TTPC19-002	156	178	22	1.2	22m @ 1.2 g/t	2019 Phase 1
TTPC19-002	189	228	39	1.8	39m @ 1.8 g/t	2019 Phase 1
TTPC19-004	32	38	6	0.6	6m @ 0.6 g/t	2019 Phase 1
TTPC19-004	84	88	4	1	4m @ 1.0 g/t	2019 Phase 1
TTPC19-004	105	107	2	1.9	2m @ 1.9 g/t	2019 Phase 1
TTPC19-004	150	152	2	1.1	2m @ 1.1 g/t	2019 Phase 1
TTPC19-004	160	174	14	0.8	14m @ 0.8 g/t	2019 Phase 1
TTPC19-004	182	189	7	1.5	7m @ 1.5 g/t	2019 Phase 1
TTPC19-004	199	211	12	1.4	12m @ 1.4 g/t	2019 Phase 1
TTPC19-005	229	231	2	1	2m @ 1.0 g/t	2019 Phase 1
TTPC19-005A	294	296.5	2.5	1	2.5m @ 1.0 g/t	2019 Phase 1
TTPC19-005A	307	309.3	2.3	0.8	2.3m @ 0.8 g/t	2019 Phase 1
TTPC19-005A	312.73	321	8.27	1.1	8.27m @ 1.1 g/t	2019 Phase 1
TTPC19-005A	342	353	11	1.2	11m @ 1.2 g/t	2019 Phase 1
TTPC19-005A	357	377.75	20.75	1.4	20.75m @ 1.4 g/t	2019 Phase 1
TTPC19-005A	389.5	399	9.5	0.7	9.5m @ 0.7 g/t	2019 Phase 1
TTPC19-005A	402.7	416.9	14.2	0.5	14.2m @ 0.5 g/t	2019 Phase 1
TTPC19-006A	17	19	2	0.6	2m @ 0.6 g/t	2019 Phase 1
TTPC19-006A	36	39	3	1.7	3m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	182	193.8	11.8	1.7	11.8m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	201	203	2	0.8	2m @ 0.8 g/t	2019 Phase 1
TTPC19-006A	242	264.9	22.9	1.5	22.9m @ 1.5 g/t	2019 Phase 1
TTPC19-006A	270.6	275	4.4	9.2	4.4m @ 9.2 g/t	2019 Phase 1
TTPC19-006A	280.6	297	16.4	2.4	16.4m @ 2.4 g/t	2019 Phase 1
TTPC19-006A	305.1	309.3	4.2	1.7	4.2m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	315	319.1	4.1	2.2	4.1m @ 2.2 g/t	2019 Phase 1
TTPC19-008	90	94.8	4.8	1.4	4.8m @ 1.4 g/t	2019 Phase 1

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TTPC19-008	98.17	108	9.83	2.3	9.83m @ 2.3 g/t	2019 Phase 1
TTPC19-008	113.55	122	8.45	1.8	8.45m @ 1.8 g/t	2019 Phase 1
TTPC19-008	187	198	11	2.1	11m @ 2.1 g/t	2019 Phase 1
TTPC19-008	202	244.6	42.6	2.2	42.6m @ 2.2 g/t	2019 Phase 1
TTPC19-008	248.7	259	10.3	2.2	10.3m @ 2.2 g/t	2019 Phase 1
TTPC19-008	270.9	273	2.1	1.3	2.1m @ 1.3 g/t	2019 Phase 1
TTPC19-009	80	84.3	4.3	2.3	4.3m @ 2.3 g/t	2019 Phase 1
TTPC19-009	99	155	56	3	56m @ 3.0 g/t	2019 Phase 1
TTPC19-009	166	173	7	0.8	7m @ 0.8 g/t	2019 Phase 1
TTPC19-009	192	200.53	8.53	1.2	8.53m @ 1.2 g/t	2019 Phase 1
TTPC19-009	204.46	223.2	18.74	1.1	18.74m @ 1.1 g/t	2019 Phase 1
TTPC19-009	234	239	5	0.4	5m @ 0.4 g/t	2019 Phase 1
TTPC19-010	145	151	6	1	6m @ 1.0 g/t	2019 Phase 1
TTPC19-010	175.5	181	5.5	0.8	5.5m @ 0.8 g/t	2019 Phase 1
TTPC19-010	192.4	229	36.6	2	36.6m @ 2.0 g/t	2019 Phase 1
TTPC19-010	244.8	251	6.2	0.8	6.2m @ 0.8 g/t	2019 Phase 1
TTPC19-010	257.7	264	6.3	0.5	6.3m @ 0.5 g/t	2019 Phase 1
TTPC19-010	268	270.3	2.3	0.8	2.3m @ 0.8 g/t	2019 Phase 1
TTPC19-010	288.8	295.2	6.4	1.4	6.4m @ 1.4 g/t	2019 Phase 1
TTDD20-019	263	265.75	2.75	0.3	2.75m @ 0.3 g/t	2020 Phase 2
TTDD20-019	301	303	2	1.5	2m @ 1.5 g/t	2020 Phase 2
TTPC20-022	288	290	2	2	2m @ 2.0 g/t	2020 Phase 2
TTPC20-022	301.3	304.5	3.2	1.7	3.2m @ 1.7 g/t	2020 Phase 2
TTPC20-022	382	389	7	1.5	7m @ 1.5 g/t	2020 Phase 2
TTPC20-026	19	28	9	2.5	9m @ 2.5 g/t	2020 Phase 2
TTDD20-027	0	2.3	2.3	0.6	2.3m @ 0.6 g/t	2020 Phase 2
TTDD20-027	5.5	11.4	5.9	0.7	5.9m @ 0.7 g/t	2020 Phase 2
TTDD20-027	177.37	181.75	4.38	0.6	4.38m @ 0.6 g/t	2020 Phase 2
TTDD20-027	302.1	305	2.9	5	2.9m @ 5.0 g/t	2020 Phase 2
TTDD20-029	183	192	9	1.6	9m @ 1.6 g/t	2020 Phase 3
TTDD20-029	241	250	9	0.5	9m @ 0.5 g/t	2020 Phase 3
TTDD20-029	257.67	261.89	4.22	0.5	4.22m @ 0.5 g/t	2020 Phase 3
TTDD20-029	272	285	13	1.6	13m @ 1.6 g/t	2020 Phase 3
TTDD20-032	0	8.1	8.1	0.6	8.1m @ 0.6 g/t	2020 Phase 3
TTDD20-032	188.16	201.4	13.24	1.7	13.24m @ 1.7 g/t	2020 Phase 3
TTDD20-032	232.85	240.14	7.29	4.5	7.29m @ 4.5 g/t	2020 Phase 3
TTDD20-032	244	253	9	0.8	9m @ 0.8 g/t	2020 Phase 3
TTDD20-032	266	272	6	2.3	6m @ 2.3 g/t	2020 Phase 3
TTDD20-032	301.09	309	7.91	1.6	7.91m @ 1.6 g/t	2020 Phase 3
TTDD20-032	325	337	12	0.6	12m @ 0.6 g/t	2020 Phase 3
TTDD20-032	342	358.7	16.7	6.3	16.7m @ 6.3 g/t	2020 Phase 3

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TTPC20-024	86	126	40	2.1	40m @ 2.1 g/t	2020 Phase 3
TTPC20-024	134	146.6	12.6	2.4	12.6m @ 2.4 g/t	2020 Phase 3
TTPC20-024	153.2	155.44	2.24	0.6	2.24m @ 0.6 g/t	2020 Phase 3
TTPC20-024	167	176	9	1.8	9m @ 1.8 g/t	2020 Phase 3
TTPC20-024	181	189.09	8.09	0.9	8.09m @ 0.9 g/t	2020 Phase 3
TTPC20-024	193	195	2	5.1	2m @ 5.1 g/t	2020 Phase 3
TTPC20-024	210.5	227	16.5	1.1	16.5m @ 1.1 g/t	2020 Phase 3
TTDD20-025	165	172.16	7.16	0.8	7.16m @ 0.8 g/t	2020 Phase 3
TTPC20-028	232	241	9	0.6	9m @ 0.6 g/t	2020 Phase 3
TTPC20-028	287	306	19	2.2	19m @ 2.2 g/t	2020 Phase 3
TTDD20-030	238.67	256	17.33	2	17.33m @ 2.0 g/t	2020 Phase 3
TTDD20-030	274	283	9	3.8	9m @ 3.8 g/t	2020 Phase 3
TTDD20-030	291	294	3	2.3	3m @ 2.3 g/t	2020 Phase 3
TTDD20-030	299	308	9	0.6	9m @ 0.6 g/t	2020 Phase 3
TTPC20-033	56	60	4	1.1	4m @ 1.1 g/t	2020 Phase 3
TTPC20-033	66	84	18	1	18m @ 1.0 g/t	2020 Phase 3
TTPC20-033	249.46	252.15	2.69	2.4	2.69m @ 2.4 g/t	2020 Phase 3
TTPC20-033	268.8	286.1	17.3	1.2	17.3m @ 1.2 g/t	2020 Phase 3
TTPC20-033	298.35	300.61	2.26	1.3	2.26m @ 1.3 g/t	2020 Phase 3
TTPC20-033	334.44	347	12.56	0.7	12.56m @ 0.7 g/t	2020 Phase 3
TTPC20-033	362.9	365.5	2.6	2.5	2.6m @ 2.5 g/t	2020 Phase 3
TTPC20-034	104	112	8	2.5	8m @ 2.5 g/t	2020 Phase 3
TTPC20-034	148	154	6	1	6m @ 1.0 g/t	2020 Phase 3
TTPC20-034	175.1	191.4	16.3	3	16.3m @ 3.0 g/t	2020 Phase 3
TTPC20-034	200.2	202.7	2.5	0.6	2.5m @ 0.6 g/t	2020 Phase 3
TTPC20-035	73	76	3	3.9	3m @ 3.9 g/t	2020 Phase 3
TTPC20-035	90	97	7	0.6	7m @ 0.6 g/t	2020 Phase 3
TTPC20-035	106	119	13	1.4	13m @ 1.4 g/t	2020 Phase 3
TTPC20-035	125	134	9	1.1	9m @ 1.1 g/t	2020 Phase 3
TTPC20-035	142.68	147.11	4.43	0.8	4.43m @ 0.8 g/t	2020 Phase 3
TTPC20-035	150.27	158.48	8.21	0.7	8.21m @ 0.7 g/t	2020 Phase 3
TTPC20-035	165	173.94	8.94	2.7	8.94m @ 2.7 g/t	2020 Phase 3
TTDD20-036	215	217.4	2.4	0.8	2.4m @ 0.8 g/t	2020 Phase 3
TTDD20-036	242.2	267	24.8	1.5	24.8m @ 1.5 g/t	2020 Phase 3
TTPC20-039	41	50	9	0.6	9m @ 0.6 g/t	2020 Phase 3
TTPC20-039	70	75	5	0.7	5m @ 0.7 g/t	2020 Phase 3
TTPC20-039	85	120	35	2.1	35m @ 2.1 g/t	2020 Phase 3
TTPC20-039	129.4	140	10.6	3.3	10.6m @ 3.3 g/t	2020 Phase 3
TTPC20-039	146.86	150.5	3.64	1.3	3.64m @ 1.3 g/t	2020 Phase 3
TTPC20-039	155	161.32	6.32	0.5	6.32m @ 0.5 g/t	2020 Phase 3
TTPC20-039	169.18	173.25	4.07	2.9	4.07m @ 2.9 g/t	2020 Phase 3

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TTDD20-040	0	4	4	1.1	4m @ 1.1 g/t	2020 Phase 3
TTDD20-040	130.2	132.8	2.6	1.1	2.6m @ 1.1 g/t	2020 Phase 3
TTDD20-040	142.7	153.3	10.6	1.6	10.6m @ 1.6 g/t	2020 Phase 3
TTDD20-040	156.6	159.7	3.1	0.4	3.1m @ 0.4 g/t	2020 Phase 3
TTDD20-040	170.8	188	17.2	1.3	17.2m @ 1.3 g/t	2020 Phase 3
TTPC20-041	71	107	36	1.9	36m @ 1.9 g/t	2020 Phase 3
TTPC20-041	113	115	2	10.7	2m @ 10.7 g/t	2020 Phase 3
TTDD20-044	181	186.7	5.7	1.6	5.7m @ 1.6 g/t	2020 Phase 3
TTDD20-044	189.8	202.3	12.5	3.2	12.5m @ 3.2 g/t	2020 Phase 3
TTDD20-044	207	228.6	21.6	2.3	21.6m @ 2.3 g/t	2020 Phase 3
TTPC20-045	123	125.37	2.37	1	2.37m @ 1.0 g/t	2020 Phase 3
TTPC20-045	136	156	20	1.5	20m @ 1.5 g/t	2020 Phase 3
TTPC20-045	171.85	182.44	10.59	3.2	10.59m @ 3.2 g/t	2020 Phase 3
TTPC20-045	191	195.23	4.23	4.4	4.23m @ 4.4 g/t	2020 Phase 3
TTPC20-047	30	34	4	0.6	4m @ 0.6 g/t	2020 Phase 3
TTDD20-049	1.2	8.2	7	0.7	7m @ 0.7 g/t	2020 Phase 3
TTDD20-049	189	200	11	1.4	11m @ 1.4 g/t	2020 Phase 3
TTDD20-049	205	210.4	5.4	2.3	5.4m @ 2.3 g/t	2020 Phase 3
TTDD20-049	225.18	248.5	23.32	1.8	23.32m @ 1.8 g/t	2020 Phase 3
TTDD20-049	259	280.9	21.9	2.7	21.9m @ 2.7 g/t	2020 Phase 3
TTDD20-049	286	314.4	28.4	1.5	28.4m @ 1.5 g/t	2020 Phase 3
TTDD20-049	318.4	322.3	3.9	3.1	3.9m @ 3.1 g/t	2020 Phase 3
TTDD20-050	163.5	173.6	10.1	6	10.1m @ 6.0 g/t	2020 Phase 3
TTRC20-051	0	2	2	8.4	2m @ 8.4 g/t	2020 Phase 3
TTRC20-051	58	62	4	0.5	4m @ 0.5 g/t	2020 Phase 3
TTRC20-051	69	74	5	0.7	5m @ 0.7 g/t	2020 Phase 3
TTDD20-052	94.7	97	2.3	1.2	2.3m @ 1.2 g/t	2020 Phase 3
TTDD20-052	117	139	22	1.4	22m @ 1.4 g/t	2020 Phase 3
TTDD20-052	146	174.1	28.1	2	28.1m @ 2.0 g/t	2020 Phase 3
TTDD20-052	182	198	16	1	16m @ 1.0 g/t	2020 Phase 3
TTDD20-052	203	251	48	2.3	48m @ 2.3 g/t	2020 Phase 3
TTDD20-052	272	275.28	3.28	0.7	3.28m @ 0.7 g/t	2020 Phase 3
TTDD20-054	231	233.2	2.2	2.5	2.2m @ 2.5 g/t	2020 Phase 3
TTDD20-054	240.4	249	8.6	0.8	8.6m @ 0.8 g/t	2020 Phase 3
TTDD20-054	269	272	3	0.6	3m @ 0.6 g/t	2020 Phase 3
TTDD20-055	1.4	8	6.6	0.7	6.6m @ 0.7 g/t	2020 Phase 3
TTDD20-055	196	202	6	1.1	6m @ 1.1 g/t	2020 Phase 3
TTDD20-055	268	277	9	0.9	9m @ 0.9 g/t	2020 Phase 3
TTDD20-055	307.5	315	7.5	0.6	7.5m @ 0.6 g/t	2020 Phase 3
TTDD20-055	319	323	4	0.7	4m @ 0.7 g/t	2020 Phase 3
TTDD21-059	79.8	84.2	4.4	0.7	4.4m @ 0.7 g/t	2020 Phase 3

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TTDD21-059	164	170	6	0.7	6m @ 0.7 g/t	2020 Phase 3
TTDD21-060	35	40.4	5.4	1.3	5.4m @ 1.3 g/t	2021 Phase 3
TTDD21-060	46.4	60	13.6	1	13.6m @ 1.0 g/t	2021 Phase 3
TTDD21-060	67.4	70	2.6	1.1	2.6m @ 1.1 g/t	2021 Phase 3
TTDD21-060	128	133	5	0.4	5m @ 0.4 g/t	2021 Phase 3
TTDD21-060	142	178	36	1.6	36m @ 1.6 g/t	2021 Phase 3
TTDD21-061	276	282	6	5.9	6m @ 5.9 g/t	2021 Phase 3
TTDD21-062	49	51	2	1.7	2m @ 1.7 g/t	2021 Phase 3
TTDD21-062	70	77	7	2.3	7m @ 2.3 g/t	2021 Phase 3
TTDD21-062	84.8	91	6.2	0.9	6.2m @ 0.9 g/t	2021 Phase 3
TTDD21-062	110	113	3	2.3	3m @ 2.3 g/t	2021 Phase 3
TTDD21-062	124	133	9	0.8	9m @ 0.8 g/t	2021 Phase 3
TTDD21-062	145	153	8	1.9	8m @ 1.9 g/t	2021 Phase 3
TTDD21-062	161	215	54	1.7	54m @ 1.7 g/t	2021 Phase 3
TTDD21-062	219	221	2	1.2	2m @ 1.2 g/t	2021 Phase 3
TTPC21-063	109.2	112.6	3.4	1.5	3.4m @ 1.5 g/t	2021 Phase 3
TTPC21-063	120	132	12	1.8	12m @ 1.8 g/t	2021 Phase 3
TTPC21-063	148.9	155	6.1	1	6.1m @ 1.0 g/t	2021 Phase 3
TTPC21-063	180	203	23	1.7	23m @ 1.7 g/t	2021 Phase 3
TTPC21-063	229.5	243	13.5	1.3	13.5m @ 1.3 g/t	2021 Phase 3
TTDD21-064	24	26	2	10.2	2m @ 10.2 g/t	2021 Phase 3
TTDD21-064	46.4	50	3.6	0.5	3.6m @ 0.5 g/t	2021 Phase 3
TTDD21-064	56	61	5	1.3	5m @ 1.3 g/t	2021 Phase 3
TTDD21-064	78.9	80.9	2	1.8	2m @ 1.8 g/t	2021 Phase 3
TTDD21-064	93	105.2	12.2	0.8	12.2m @ 0.8 g/t	2021 Phase 3
TTDD21-064	115	148.9	33.9	1.6	33.9m @ 1.6 g/t	2021 Phase 3
TTDD21-064	152.1	158	5.9	1.6	5.9m @ 1.6 g/t	2021 Phase 3
TTDD21-064	168.85	189	20.15	1.3	20.15m @ 1.3 g/t	2021 Phase 3
TTDD21-064	197	211	14	4.1	14m @ 4.1 g/t	2021 Phase 3
TTDD21-064	217	225	8	1.2	8m @ 1.2 g/t	2021 Phase 3
TTDD21-066	6	10.4	4.4	1	4.4m @ 1.0 g/t	2021 Phase 3
TTDD21-066	196	209	13	0.9	13m @ 0.9 g/t	2021 Phase 3
TTDD21-066	263	268	5	0.6	5m @ 0.6 g/t	2021 Phase 3
TTDD21-066	273.7	276.6	2.9	1.6	2.9m @ 1.6 g/t	2021 Phase 3
TTDD21-066	297	303	6	1.4	6m @ 1.4 g/t	2021 Phase 3
TTDD21-066	306.5	320.8	14.3	1.2	14.3m @ 1.2 g/t	2021 Phase 3
TTPC21-067	121	126	5	0.7	5m @ 0.7 g/t	2021 Phase 3
TTPC21-067	137.1	146.1	9	0.6	9m @ 0.6 g/t	2021 Phase 3
TTRC21-071	128	132	4	1.9	4m @ 1.9 g/t	2021 Phase 3
TTRC21-072	120	125	5	0.4	5m @ 0.4 g/t	2021 Phase 3
TTDD21-076	295.6	318	22.4	3.4	22.4m @ 3.4 g/t	2021 Phase 3

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TTDD21-076	321.2	327	5.8	1.4	5.8m @ 1.4 g/t	2021 Phase 3
TTDD21-077	190.4	192.4	2	0.9	2m @ 0.9 g/t	2021 Phase 3
TTDD21-077	196	198.4	2.4	4.2	2.4m @ 4.2 g/t	2021 Phase 3
TTDD21-077	205.8	213	7.2	0.6	7.2m @ 0.6 g/t	2021 Phase 3
TTDD21-077	243	257.7	14.7	1.6	14.7m @ 1.6 g/t	2021 Phase 3
TTDD21-077	261.9	282	20.1	4.8	20.1m @ 4.8 g/t	2021 Phase 3
TTDD21-077	288	294.6	6.6	0.8	6.6m @ 0.8 g/t	2021 Phase 3
TTDD21-077	303	323	20	1.1	20m @ 1.1 g/t	2021 Phase 3
TTDD21-077	328	336.3	8.3	0.6	8.3m @ 0.6 g/t	2021 Phase 3
TTDD21-080	270.8	282	11.2	2.7	11.2m @ 2.7 g/t	2021 Phase 3
TTDD21-080	285.3	305.6	20.3	1	20.3m @ 1.0 g/t	2021 Phase 3
TTDD21-080	328.4	343	14.6	1.5	14.6m @ 1.5 g/t	2021 Phase 3
TTDD21-080	353	393	40	2.8	40m @ 2.8 g/t	2021 Phase 3

Notes:

1. Intervals indicated are not true widths as there is insufficient information to calculate true widths. However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

2. Intervals shaded grey were not reported previously.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to statements regarding: the Company’s planned resource estimate at Miridani North, including the scope and timing thereof; the expected area of mineralization at Miradani North; and the Company’s planned exploration programs, including the timing and results thereof;. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the preparation of the Company’s planned resource estimate at Miridani North proceeding as currently anticipated; the Company’s planned resource estimate conforming to the current scope expected by the Company; the Company’s planned exploration programs proceeding as anticipated;that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; and that contracted parties provide goods or services in a timely manner.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the risk that the Company’s planned resource estimate at Miridani North is not completed on the timeline currently anticipated, or at all, and/or that the scope of the planned resource estimate is different than currently anticipated; that the Company may not undertake planned future mining or exploration; the Company’s and/or the AGM’s operations may be curtailed or halted entirely as a result of the COVID- 19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; andrisks related to the Company’s use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold;.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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